

January 15, 2025

Frank Yglesias
Chief Executive Officer
Santo Mining Corp.
300 Peachtree Street NE, Suite 1775
Atlanta, GA 30308

      Re: Santo Mining Corp.
          Amendment No. 1 to Registration Statement on Form 10-12G
          Filed December 27, 2024
          File No. 000-54938

Dear Frank Yglesias:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 27, 2024 letter.

Amendment No. 1 to Registration Statement on Form 10-12G

Corporate History, page 1

1.   We note your response to comment 1. Your response does not include the operations of each subsidiary or the consideration paid for each. Please revise to provide this information related to the subsidiaries.

Description of Business, page 1

2.   We note your response to prior comment 2. Please provide disclosure regarding your accounting for software development costs. Refer to your basis in accounting literature.

<u>Year to Date Corporate Business Update, page 8</u>

3.   You disclose that in the Q3-2025 you will obtain a third-party evaluation of your intellectual property and its value. You also state, "the findings will be reflected in future financial reporting and disclosure." Disclose the accounting literature you are using to account for development of intellectual property and why you believe recording its value after a third-party valuation is appropriate.

<u>Results of Operations, page 26</u>

4.   We note your response to prior comment 9, however your disclosure in results of operations has not changed. Please revise accordingly.

5.   We note your response to prior comment 10. In your response you state that "for the 9 months ended September 30, 2024, the Company has not generated any revenue." However, your Consolidated Condensed Statements of Operations shows $2,600 in revenue for the nine months ended September 30, 2024. Please advise and address prior comment 10 in your filing.

<u>Executive Compensation, page 33</u>

6.   Please revise your disclosure to provide executive compensation information for your most recent completed fiscal year. Refer to Item 402 of Regulation S-K.

<u>Consolidated Financial Statements</u>
<u>Note 2 - Summary of Significant Accounting Policies</u>
<u>Intangible Assets, page F-12</u>

7.   We note your response to prior comment 16. We also note your disclosure regarding useful life of intellectual property has not changed in your filing. In fact, you continue to state that "Intangible assets are being amortized on a straight-line method on the basis of a useful life of 5 to 17 years." Please correct your disclosure and clearly disclose the nature of the intellectual property intangible assets and your accounting policies for recognition, amortization, and impairment testing.

<u>Consolidated Statement of Cash Flows, page F-25</u>

8.   We note your response to prior comment 18. We also note your cash flow statement was revised to move the same balance to the line item "change in Accrued interest and default principal," which is still within cash flows from operating activities. Please explain why this is consistent with account literature. As previously requested, tell us how you considered the guidance in ASC 230-10-50-3 through 50-6.

<u>Intangible Assets, page F-48</u>

9.   On page F-12 and F-48 you refer to ASC 350-10-35-40. Please note ASC 350-10-35-40 does not exist in accounting literature. Please advise and revise accordingly.

<u>Derivative Liability, page F-49</u>

10.   We note your response to prior comment 20. From your response and disclosure it is still not clear what specific derivative(s) you hold. Please revise accordingly.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Inessa Kessman at 202-551-3371 or Robert Littlepage at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Uwem Bassey at 202-551-3433 or Matthew Derby at 202-551-3334 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Jeff Turner